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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2012	2011	2010	2009	2008
Income from continuing operations	$51,311	$49,542	$45,595	$44,248	$43,080
Add: Fixed charges	10,098	6,670	2,961	2,754	4,481
Add: Capitalized interest	(130)	(45)	(117)	(40)	(60)
Less: Income allocated to non-controlling interests	(37)	(191)	(191)	(296)	(307)

Earnings	$61,243	$55,976	$48,248	$46,666	$47,194

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	10,061	6,479	2,770	2,458	4,174
Income allocated to non-controlling interests	37	191	191	296	307

Total fixed charges	10,098	6,670	2,961	2,754	4,481
Preferred stock dividend (excludes preferred stock redemption charge)	3,273	5,512	13,662	15,141	15,390

Total fixed charges and preferred dividends	$13,371	$12,182	$16,623	$17,895	$19,871

Ratio of earnings to fixed charges	6.06	8.39	16.29	16.94	10.53
Ratio of earnings to fixed charges and preferred dividends	4.58	4.59	2.90	2.61	2.38

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)